EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Nine Months and Quarter Ended September 26, 2004

(Thousands of Dollars)

	Nine
	Months	Quarter
	-------	-------

Earnings available for fixed charges:
Net earnings	$ 114,058	88,687
Add:
Fixed charges	33,097	10,848
Income taxes	36,501	30,609
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Total	$ 183,656	130,144
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Fixed charges:
Interest on long-term debt	$ 21,293	6,995
Other interest charges	2,678	1,290
Amortization of debt expense	785	240
Rental expense representative
of interest factor	8,341	2,323
	------------	----------
Total	$ 33,097	10,848
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Ratio of earnings to fixed charges	5.549	11.997
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